AURORA CANNABIS INC.

Consolidated Financial Statements

For the years ended March 31, 2026 and 2025
(in Canadian Dollars)

Note 1	Nature of Operations	13	Note 13	Share-Based Compensation	33
Note 2	Material Accounting Policies and Judgments	13	Note 14	Income (Loss) Per Share	38
Note 3	Accounts Receivable	16	Note 15	Revenue	39
Note 4	Biological Assets	17	Note 16	Segmented Information	40
Note 5	Inventory	19	Note 17	Income Taxes	41
Note 6	Assets Held for Sale and Discontinued Operations	20	Note 18	Related Party Transactions	44
Note 7	Property, Plant and Equipment	23	Note 19	Supplemental Cash Flow Information	45
Note 8	Non-controlling Interests	25	Note 20	Commitments and Contingencies	45
Note 9	Intangible Assets and Goodwill	25	Note 21	Fair Value of Financial Instruments	47
Note 10	Loans and Borrowings	30	Note 22	Financial Instruments Risk	49
Note 11	Lease Liabilities	30	Note 23	Capital Management	51
Note 12	Share Capital	31	Note 24	Subsequent Event	52

Report of Independent Registered
Public Accounting Firm

To the Shareholders and Board of Directors Aurora Cannabis Inc:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Aurora Cannabis Inc. (the Company) as of March 31, 2026 and 2025, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2026 and 2025, and its financial performance and its cash flows for each of the two years in the period ended March 31, 2026, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated June 10, 2026, expressed an adverse opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of indefinite life intangible assets in the European Cannabis cash generating unit

Description of the Matter

As at March 31, 2026, the Company had indefinite life intangible assets totalling $23.8 million in the European Cannabis cash generating unit (CGU).

As discussed in Note 9 to the consolidated financial statements, indefinite life intangible assets are tested for impairment annually, and whenever events or circumstances make it more likely than not that an impairment may have occurred. An impairment loss is recognized for the amount by which the CGU carrying amount exceeds its recoverable amount. The recoverable amount of the CGU was determined based on fair value less costs of disposal. As a result of the Company’s annual impairment test, no impairment was recognized for the European Cannabis CGU.

Auditing management’s estimate of the recoverable amount of the CGU involved especially challenging, subjective and complex auditor judgment due to the significant estimation uncertainty in determining the fair value of the CGU and the subjective nature of the assumptions used in determining the fair value of the CGU, including forecasted revenues, forecasted EBITDA margins and discount rate. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

To test the estimated fair value of the Company’s European Cannabis CGU, we performed audit procedures that included, among others, assessing the valuation methodology used by the Company, testing the significant assumptions discussed above, and evaluating the completeness and accuracy of the underlying data used by the Company in its analyses. We compared the significant assumptions described above to current market and economic trends, historical results of the business, and other guidelines used by companies in the same industry. We involved our valuation specialists to assist in our evaluation of the Company's valuation methodology and certain significant assumptions, including discount rate.

In addition, we assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the CGU that would result from changes in the assumptions. We also assessed the adequacy of the financial statement disclosures.

Valuation of cannabis biological assets

Description of the Matter

As at March 31, 2026, the Company had recorded cannabis biological assets totalling $20.2 million.

As discussed in Note 4 to the consolidated financial statements, the Company defines biological assets as living plants up to the point of harvest. Biological assets are measured at fair value less costs to sell (FVLCS) at the end of each reporting period. The Company utilizes an income approach to determine the FVLCS at a specific measurement date, based on the existing plants’ stage of completion up to the point of harvest.

Auditing the valuation of cannabis biological assets involved especially challenging, subjective and complex auditor judgment to evaluate management’s valuation model and the significant assumptions used to estimate FVLCS of cannabis biological assets including average selling price per gram, weighted average yield per plant, cost per gram to complete production, and stage of completion in the production process.

How We Addressed the Matter in Our Audit

To test the estimated fair value of the Company’s cannabis biological assets, we performed audit procedures that included, among others, assessing the valuation methodology used by the Company, testing the significant assumptions discussed above, and evaluating the completeness and accuracy of the underlying data used by the Company in its analyses. We tested the weighted average yield per plant by observing the number of grams harvested from certain plants and subsequently comparing the number to actual harvest records, tested the average selling price per gram by comparing to actual sales prices per gram, tested the cost to complete per gram by comparing to actual production costs incurred and observed stage of completion of plant growth at year end count observations. We also compared the weighted average yield per plant to competitors’ data. We involved our valuation specialists to assist in our evaluation of the Company's valuation methodology. We also assessed the adequacy of the financial statement disclosures.

/s/ Ernst & Young LLP
Chartered Professional Accountants

We have served as the Company’s auditor since 2024.

Vancouver, Canada
June 10, 2026

Report of Independent Registered
Public Accounting Firm
To the Shareholders and Board of Directors Aurora Cannabis Inc:

Opinion on Internal Control Over Financial Reporting
We have audited Aurora Cannabis Inc.’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Aurora Cannabis Inc. (the Company) has not maintained effective internal control over financial reporting as of March 31, 2026, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness with respect to controls over the completeness and accuracy of inputs to significant estimates, assumptions and formulas in certain significant accounts.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2026 and 2025, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2026 , and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2026 consolidated financial statements, and this report does not affect our report dated June 10, 2026, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Discussion and Analysis – Management’s Assessment on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants

Vancouver, Canada
June 10, 2026

AURORA CANNABIS INC.
Consolidated Statements of Financial Position

($ thousands)	Note	March 31, 2026	March 31, 2025
		$	$
Assets
Current assets
Cash and cash equivalents		64,690	137,921
Restricted cash	19	47,791	47,407
Short-term investments	21	52,213	—
Accounts receivable	3	44,578	42,470
Biological assets	4	20,213	51,168
Inventory	5	154,862	187,925
Prepaids and other current assets	21	11,120	11,215
Assets held for sale	6(a)	1,986	222
		397,453	478,328

Property, plant and equipment	7	123,688	268,107
Long-term investments	6(b), 21	12,113	—
Deposits and other long-term assets		3,618	7,722
Lease receivable		3,665	5,256
Intangible assets	9	31,441	45,163
Goodwill	9	26,651	43,871
Deferred tax assets	17	2,458	4,219
Total assets		601,087	852,666

Liabilities
Current liabilities
Accounts payable and accrued liabilities	22(b)	50,592	73,605
Income taxes payable	17	6,959	7,601
Deferred revenue		1,270	1,074
Loans and borrowings - current portion	10	—	21,513
Lease liabilities - current portion	11	5,729	5,381
Provisions		2,380	1,689
		66,930	110,863

Loans and borrowings	10	—	40,194
Lease liabilities	11	18,130	37,495
Derivative liabilities	12(c), 13(e), 21	3,697	5,531
Other long-term liabilities	21	498	48,095
Deferred tax liabilities	17	—	1,897
Total liabilities		89,255	244,075

Shareholders’ equity
Share capital	12	7,007,226	6,991,154
Contributed surplus		160,108	158,970
Accumulated other comprehensive loss		(213,594)	(215,208)
Retained earnings (deficit)		(6,441,908)	(6,367,745)
Equity attributable to Aurora Cannabis Inc. shareholders		511,832	567,171
Non-controlling interests	8	—	41,420
Total shareholders’ equity		511,832	608,591
Total liabilities and shareholders’ equity		601,087	852,666

See accompanying notes to these consolidated financial statements.

AURORA CANNABIS INC.
Consolidated Statements of Income (loss) and Comprehensive Income (loss)

		Years ended March 31,
($ thousands)	Note	2026	2025(1)
		$	$
Revenue	15	342,424	319,858
Excise taxes	15	(21,831)	(30,947)
Net revenue		320,593	288,911

Cost of sales	5	161,819	144,085
Gross profit before fair value adjustments		158,774	144,826

Loss on changes in fair value of inventory and biological assets sold	4, 5	138,255	131,985
Gain on changes in fair value of biological assets	4	(116,131)	(168,111)
Gross profit		136,650	180,952

Operating expenses
General and administration		106,567	91,323
Sales and marketing		59,641	56,170
Business development costs		1,975	3,435
Research and development		4,022	3,676
Depreciation and amortization	7	3,814	2,984
Share-based compensation	13	7,293	12,930
		183,312	170,518

Other income (expenses)
Interest and other income		5,847	10,314
Finance and other costs		(1,809)	(2,515)
Foreign exchange gain (loss)		1,341	11,659
Other gains (losses)		720	2,099
Impairment of property, plant and equipment	6(b), 7	(2,775)	(696)
Impairment of intangible assets and goodwill	9	(13,186)	—
		(9,862)	20,861

Income (loss) before income tax recovery (expense)		(56,524)	31,295

Income tax recovery (expense)
Current	17	(2,040)	(7,397)
Deferred, net	17	(55)	3,152
		(2,095)	(4,245)

Net income (loss) from continuing operations		(58,619)	27,050
Net loss from discontinued operations, net of tax	6(b)	(77,345)	(25,459)

Net income (loss)		(135,964)	1,591
(1) Adjusted for discontinued operations (Note 6).
See accompanying notes to these consolidated financial statements.

AURORA CANNABIS INC.
Consolidated Statements of Income (loss) and Comprehensive Income (loss)

		Years ended March 31,
($ thousands)	Note	2026	2025(1)
		$	$
Net income (loss) from continuing operations		(58,619)	27,050
Net income (loss) from discontinued operations, net of tax	6(b)	(77,345)	(25,459)
Net income (loss)		(135,964)	1,591

Other comprehensive income (loss) that may be reclassified to net income (loss)
Foreign currency translation gain (loss)		1,614	(9,150)
Total other comprehensive income (loss)		1,614	(9,150)

Comprehensive income (loss) from continuing operations		(57,005)	17,900
Comprehensive income (loss) from discontinued operations		(77,345)	(25,459)
Comprehensive income (loss)		(134,350)	(7,559)

Net income (loss) from continuing operations attributable to:
Aurora Cannabis Inc.		(58,619)	27,050
Non-controlling interests		—	—

Net income (loss) from discontinued operations attributable to:
Aurora Cannabis Inc.	6(b)	(63,141)	(24,782)
Non-controlling interests	8	(14,204)	(677)

Comprehensive income (loss) attributable to:
Aurora Cannabis Inc.		(120,146)	(6,882)
Non-controlling interests	8	(14,204)	(677)

Net income (loss) per share - basic
Continuing operations	14	($1.03)	$0.49
Discontinued operations	14	($1.11)	($0.45)
Total operations	14	($2.14)	$0.04

Net income (loss) per share - diluted
Continuing operations	14	($1.03)	$0.49
Discontinued operations	14	($1.11)	($0.45)
Total operations	14	($2.14)	$0.04
(1) Adjusted for discontinued operations (Note 6).
See accompanying notes to these consolidated financial statements.

AURORA CANNABIS INC.
Consolidated Statements of Changes in Shareholders’ Equity

		Share Capital
($ thousands)	Note	Common Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$
Balance, March 31, 2025		56,234,231	6,991,154	158,970	(215,208)	(6,367,745)	41,420	608,591
Shares issued through equity financing	12(d)	2,210,785	10,906	489	—	—	—	11,395
Share issuance costs	12(d)	—	(1,578)	—	—	—	—	(1,578)
Exercise of stock options	13(a)	77,218	904	(317)	—	—	—	587
Shares issued under share-based compensation plans	13	425,359	5,840	(5,840)	—	—	—	—
Share-based compensation	13	—	—	6,806	—	—	—	6,806
Put option liability		—	—	—	—	47,597	—	47,597
Change in ownership interests in net assets	8	—	—	—	—	—	(27,216)	(27,216)
Comprehensive income (loss)		—	—	—	1,614	(121,760)	(14,204)	(134,350)
Balance, March 31, 2026		58,947,593	7,007,226	160,108	(213,594)	(6,441,908)	—	511,832

		Share Capital
($ thousands)	Note	Common Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$
Balance, March 31, 2024		54,545,797	6,971,416	162,351	(206,058)	(6,367,936)	42,097	601,870
Shares issued for business combination		—	3,177	(3,567)	—	—	—	(390)
Shares released for earn out payments		1,190,432	7,452	—	—	—	—	7,452
Share issuance costs		—	(461)	—	—	—	—	(461)
Exercise of stock options	13(a)	111,661	459	(459)	—	—	—	—
Shares issued under share-based compensation plans	13	386,341	9,111	(8,290)	—	—	—	821
Share-based compensation	13	—	—	8,935	—	—	—	8,935
Put option liability		—	—	—	—	(2,077)	—	(2,077)
Comprehensive income (loss)		—	—	—	(9,150)	2,268	(677)	(7,559)
Balance, March 31, 2025		56,234,231	6,991,154	158,970	(215,208)	(6,367,745)	41,420	608,591
See accompanying notes to these consolidated financial statements.

AURORA CANNABIS INC.
Consolidated Statements of Cash Flows

		Years ended March 31,
($ thousands)	Note	2026	2025(1)
		$	$
Operating activities
Net income (loss) from continuing operations		(58,619)	27,050
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets		(116,131)	(168,111)
Changes in fair value of inventory and biological assets sold		138,255	131,985
Depreciation of property, plant and equipment		13,384	12,289
Amortization of intangible assets	9	808	315
Share-based compensation	13	7,293	11,524
Impairment of property, plant and equipment	7	2,775	696
Impairment of intangible assets and goodwill	9	13,186	—
Net interest accrual and accretion		(1,147)	1,355
Deferred tax recovery (expense)		55	(3,152)
Other gains (losses)		(720)	(1,463)
Foreign exchange gain (loss)		(1,558)	(11,529)
Deferred compensation amortization	18	3,805	3,805
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital		1,386	4,764
Changes in non-cash working capital	19	(9,214)	14,205
Net cash provided by (used in) operating activities from continuing operations		(7,828)	18,969
Net cash used in operating activities from discontinued operations		(5,683)	(2,963)
Net cash provided by (used in) operating activities		(13,511)	16,006

Investing activities
Purchase of short-term investments		(52,213)	—
Proceeds from disposal of marketable securities		—	5,488
Purchase of property, plant and equipment and intangible assets		(22,545)	(15,054)
Proceeds from disposal of property, plant and equipment and assets held for sale	6(b), 7	1,096	1,981
Changes in restricted cash	19	818	(4,283)
Cash provided by (used in) investing activities from continuing operations		(72,844)	(11,868)
Net cash provided by (used in) investing activities from discontinued operations		235	(2,460)
Net cash provided by (used in) investing activities		(72,609)	(14,328)

Financing activities
Net principal payments of lease liabilities		(5,019)	(5,240)
Proceeds from issuance of shares	12(d)	10,906	—
Share issuance costs	12(d)	(1,578)	—
Proceeds from stock option exercise		587	820
Cash provided by (used in) financing activities from continuing operations		4,896	(4,420)
Net cash provided by (used in) financing activities from discontinued operations		4,865	4,304
Net cash provided by (used in) financing activities		9,761	(116)
Effect of foreign exchange on cash and cash equivalents		3,128	264
Increase (decrease) in cash and cash equivalents		(73,231)	1,826
Cash and cash equivalents, beginning of period		137,921	136,095
Cash and cash equivalents, end of period		64,690	137,921
(1) Adjusted for discontinued operations (Note 6).
See accompanying notes to these consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 1    Nature of Operations

Aurora Cannabis Inc.’s (the “Company” or “Aurora”) principal strategic business lines are focused on the production, distribution and sale of cannabis products in Canada and internationally. The Company currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical cannabis products and on a very limited basis, consumer cannabis products in Canada pursuant to the Cannabis Act;
•Production and distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia and New Zealand.

The Company’s head office and principal address is 2207 90B St. SW Edmonton, Alberta T6X 0J9, Canada. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

Note 2    Material Accounting Policies and Judgments

Preparation of these consolidated financial statements requires management to make certain judgments, estimates and assumptions based on existing knowledge that affect the application of accounting policies and reported amounts and disclosures. Actual results could differ from these estimates and assumptions. Management has, to the extent reasonable, incorporated known facts and circumstances into estimates made, however actual results could differ from those estimates and those differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Refer to Note 5 for revisions to inventory estimates during the year ended March 31, 2026.

Material accounting policies, which affect the consolidated financial statements as a whole, as well as key accounting estimates and areas of significant judgment are highlighted in this section. This note also describes changes in accounting policies, new accounting standards adopted during the current year and upcoming accounting pronouncements, which are not yet effective but are expected to impact the Company’s consolidated financial statements in the future. Accounting policies, estimates, or judgments that have a significant effect on the amounts recognized in the financial statements include, biological assets (Note 4), inventory (Note 5), impairment of non-financial assets (Note 5, Note 7, and Note 9), share-based compensation (Note 13), deferred taxes (Note 17), segmented information (Note 16) and the fair value of financial instruments (Note 21).

(a)    Basis of Presentation and Measurement

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The Company has reclassified certain comparative balances to conform with the current period’s presentation.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on June 10, 2026.

The consolidated financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments and biological assets, which are measured at fair value, as explained in the accounting policies set out below. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern.

(b)    Basis of Consolidation

These consolidated financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert control over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The consolidated financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

The Company’s principal subsidiaries during the year ended March 31, 2026 are as follows:

Major subsidiaries	Domicile	Principal Activity	Percentage Ownership	Functional Currency
Aurora Cannabis Enterprises Inc.	Canada	Propagation and distribution	100%	Canadian Dollar
Aurora Deutschland GmbH	Germany	Propagation and distribution	100%	European Euro
Thrive Cannabis Inc.	Canada	Propagation facility	100%	Canadian Dollar
Whistler Medical Marijuana Corporation	Canada	Propagation facility	100%	Canadian Dollar
CannaHealth Therapeutics Inc.	Canada	Patient counselling	100%	Canadian Dollar
ACB Captive Insurance Company Inc.	Canada	Insurance	100%	Canadian Dollar
Indica Industries Pty Ltd. (“MedReleaf Australia”)	Australia	Distribution of cannabis	100%	Australian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the consolidated financial statements, are not material and have not been reflected in the table above. On February 17, 2026, the Company disposed of its 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd. (“Bevo Farms” or “Plant Propagation”).

(c) Discontinued Operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a separate major line of business or geographical area of operations that will have an impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the consolidated financial statements and the notes to the consolidated financial statements, unless otherwise noted, and are presented net of tax in the consolidated statements of income (loss) and comprehensive income (loss) for the current and comparative periods. Refer to Note 6(b) discontinued operations.

(d)    Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

The assets and liabilities of foreign operations are translated into Canadian dollars using period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive income (loss) and accumulated in equity.

(e)    Cash and Cash Equivalents

Cash and cash equivalents are financial assets that are measured at amortized cost, which approximate fair value. Cash and cash equivalents includes cash deposits in financial institutions and other deposits that are highly liquid and readily convertible into cash. Included in cash and cash equivalents is $5.7 million (March 31, 2025 – $6.6 million), held to satisfy minimum statutory requirements for self-insurance.

(f) Restricted Cash

Restricted cash is a financial asset measured at amortized cost, which approximates fair value. Restricted cash includes deposits for self-insurance through a segregated cell captive, cash collateral held for letters of credit and corporate credit cards.

(g) Short-term Investments

Short-term investments consist of highly liquid financial instruments with insignificant risk of changes in value. These investments are measured at fair value through profit or loss. The Company invests only in instruments permitted under its investment policy which prioritizes liquidity, preservation of capital and return.

(h)    Provisions

The Company recognizes a provision if there is a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle that obligation and the obligation can be reliably estimated. The amount recognized as a provision reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

(i) New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18, Presentation and Disclosures in Financial Statements, replaces IAS 1, Presentation of Financial Statements for reporting periods beginning on or after January 1, 2027, including for interim financial statements with retrospective application. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals.

Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. The Company intends to adopt IFRS 18 upon its mandatory effective date and is currently assessing the impact of the Standard on its consolidated financial statements. The Company expects that its consolidated statements of income and comprehensive income will require further disaggregation, including the addition of new subtotals not currently presented and the potential for additional categories of operating expenses requiring disclosure on the face of the consolidated statements of income and comprehensive income. The Company also expects its consolidated statements of cash flows will be impacted by the application of IFRS 18, since it applies the indirect method for presenting its consolidated statements of cash flows, whereby net income will no longer be the starting point, which is expected to be replaced by operating profit. Further, management will be required to disclose in the notes to the consolidated financial statements certain similar performance measures currently disclosed and reconciled in management’s discussion and analysis.

Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, relating to the classification and measurement requirements of financial instruments recognized within those standards. These amendments include, among others:

•Clarify that a financial liability is to be derecognized on the 'settlement date' and introduces an accounting policy to derecognize financial liabilities settled through an electronic payment system before settlement date if certain conditions are met; and
•Require additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event and equity instruments classified at fair value through other comprehensive income.

These amendments will be effective for annual periods beginning on or after January 1, 2026 and will be applied retrospectively with an adjustment to opening retained earnings. Prior periods will not be required to be restated and can only be restated without using hindsight. The Company will continue to use the settlement date to derecognize financial liabilities for electronic payments. The other amendments are not expected to have an impact upon adoption and will be reassessed on an as needed basis.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 3    Accounts Receivable

Accounting Policy

Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Financial assets measured at amortized cost are assessed for impairment at the end of each reporting period. Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date.

Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. The Company has adopted the simplified approach. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses. Changes in the allowance for expected credit losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss). Accounts receivables are written off when they are deemed uncollectible.

	Notes	March 31, 2026	March 31, 2025
		$	$
Trade receivables, net (1)	22(a)	41,965	35,018
Sales taxes receivable		—	3,087
Lease receivable	22(a)	1,588	1,585
Other receivables		1,025	2,780
		44,578	42,470
(1)    Refer to (Note 22(a)) for expected credit risk loss provisions.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 4    Biological Assets

Accounting Policy

The Company defines biological assets as living plants up to the point of harvest. Biological assets are measured at fair value less costs to sell at the end of each reporting period in accordance with IAS 41 - Agriculture using the income approach. The Company utilizes an income approach to determine the fair value less cost to sell at a specific measurement date, based on the existing plants’ stage of completion up to the point of harvest. The Company cultivates cannabis and propagation plants biological assets. For cannabis plants, the stage of completion is determined based on the specific date of clipping the mother plant, the period-end reporting date, the average growth rate for the strain and facility environment and is calculated on a weighted average basis for the number of plants in the specific lot.

The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of cannabis biological assets:
Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the weighted average yield per plant was higher (lower), estimated fair value would increase (decrease).
Cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).
Production costs are capitalized to cannabis biological assets and include all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labour, growing materials, as well as indirect costs such as indirect labour and benefits, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.
The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of propagation plants biological assets:
Inputs and assumptions	Description	Correlation between inputs and fair value
Selling price per plant	Represents selling price per plant, which is based on committed purchase plans or approximate future selling price.	If selling price per plant were higher (lower), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the number of days in production over the promised date less the propagation date.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).
Production costs are capitalized to propagation plants biological assets based on a rolling gross margin rate and includes all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labour, growing materials, as well as indirect costs such as indirect labour and benefits, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

The changes in the carrying value of biological assets during the period are as follows:

	Note
		$
Balance, March 31, 2024		42,774
Production costs capitalized		116,915
Reclassified to discontinued operations, net	6	(50,788)
Gain (loss) on changes in fair value of biological assets		168,111
Transferred to inventory upon harvest		(225,627)
Other		(217)
Balance, March 31, 2025		51,168
Production costs capitalized		100,226
Reclassified to discontinued operations, net	6	(44,321)
Gain (loss) on changes in fair value of biological assets		116,131
Disposal of Plant Propagation	6	(25,848)
Transferred to inventory upon harvest		(176,899)
Other		(244)
Balance, March 31, 2026		20,213

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at cannabis production facilities:

Significant inputs & assumptions(1)	Range of inputs		Sensitivity	Impact on fair value
	March 31, 2026	March 31, 2025		March 31, 2026	March 31, 2025
				$	$
Average selling price per gram	$6.41	$6.61	Change of $1.00 per gram	3,718	3,401
Weighted average yield (grams per plant)	114.07	73.46	Change of 5 grams per plant	1,436	1,823
Cost per gram to complete production	$1.09	$1.40	Change of $0.25 per gram	930	3,466
(1)Significant inputs and assumptions are in whole numbers as indicated.

As of March 31, 2026, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at the Company’s cannabis cultivation facilities was $3.22 per gram (March 31, 2025 – $3.62 per gram) and the stage of completion of cannabis was 42% (March 31, 2025 – 44%).

During the year ended March 31, 2026, the Company’s cannabis biological assets produced 53,622 kilograms of dried cannabis (March 31, 2025 – 48,112 kilograms).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 5    Inventory

Accounting Policy

The Company defines inventory as all cannabis products after the point of harvest (“Cannabis Inventory”), purchased finished goods for resale, consumable supplies and accessories. Cannabis Inventory includes harvested cannabis, trim, cannabis oils, capsules, edibles and vaporizers.

Inventories of harvested cannabis are transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. By-products, such as trim, are measured at their net realizable value (“NRV”) at point of harvest which is deducted from the total deemed cost to give a net cost for the primary product. Any subsequent post-harvest costs are capitalized to Cannabis Inventory to the extent that the cost is less than NRV. NRV for work-in-process (“WIP”) and finished Cannabis Inventory is determined by deducting estimated remaining conversion/completion costs and selling costs from the estimated sale price achievable in the ordinary course of business. Conversion and selling costs are determined using average cost. In the period that Cannabis Inventory is sold, the fair value portion of the deemed cost is recorded within the changes in fair value of inventory and biological assets sold line, and the cost of such Cannabis Inventory, including direct and indirect costs, are recorded within the cost of sales line on the consolidated statements of income (loss) and comprehensive income (loss).

Products for resale, consumable supplies and accessories are initially recognized at cost and subsequently valued at the lower of cost and NRV. Inventory purchased from third parties is measured at weighted-average cost.
                                                                                                                                                                                                                          The Company employs significant estimates to determine its inventory provision, considering a number of factors. At the end of each reporting period, the Company performs an assessment of inventory and records an inventory provision for excess, slow moving, obsolete inventories, in addition to declines in fair value, based on the Company’s estimated forecast of product demand, production requirements, market conditions and regulatory environment.

	March 31, 2026			March 31, 2025
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	58,021	51,713	109,734	40,369	52,740	93,109
Finished goods	14,173	11,800	25,973	20,655	30,267	50,922
	72,194	63,513	135,707	61,024	83,007	144,031
Extracted cannabis
Work-in-process	3,768	1,916	5,684	10,980	4,917	15,897
Finished goods	7,370	655	8,025	12,998	2,686	15,684
	11,138	2,571	13,709	23,978	7,603	31,581

Supplies and consumables	4,701	—	4,701	11,402	—	11,402

Merchandise and accessories	745	—	745	911	—	911

Ending balance	88,778	66,084	154,862	97,315	90,610	187,925

During the year ended March 31, 2026, inventory expensed to cost of sales was $300.1 million (year ended March 31, 2025 – $276.1 million), which included $138.3 million (year ended March 31, 2025 – $132.0 million) related to the changes in fair value of inventory sold.
During the year ended March 31, 2026, the Company recognized $65.1 million in inventory provisions and net realizable value adjustments (year ended March 31, 2025 – $65.3 million) consisting of cost of sales of $25.3 million (year ended March 31, 2025 – $15.5 million) and changes in fair value of inventory sold of $39.9 million (year ended March 31, 2025 – $49.8 million). As at March 31, 2026, the inventory provision was $27.3 million (year ended March 31, 2025 – $25.7 million). Included in the inventory provision is $5.3 million specific to the wind down of the consumer channel.

During the year ended March 31, 2026, the Company revised its estimate for obsolescence of aging inventory. The revision was to account for the salability of aged inventory that is specific to each revenue channel the Company sells into. The change was made to account for the prioritization of sales in higher margin revenue channels. As a result, the change in estimate accounted for a decrease in the inventory provision of $9.9 million as at March 31, 2026.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 6    Assets Held for Sale and Discontinued Operations

Accounting Policy

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continued use. Such assets, or disposal groups, are generally measured at the lower of their carrying amount and the fair value less costs of disposal. Impairment losses recognized upon initial classification as held-for-sale and subsequent gains and losses on re-measurement are recognized in the consolidated statements of income (loss) and comprehensive income (loss). Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

(a)    Assets Held for Sale

Bevo

On February 3, 2026, Aurora and its wholly owned subsidiary entered into a definitive agreement with Bevo pursuant to which, the Company agreed to exchange all of its common shares of Bevo for preferred shares of Bevo (the “Bevo Transaction”). Upon execution, Bevo’s assets and liabilities were classified as held for sale. Given the disposal of Bevo was through a single transaction, it was determined that Bevo’s assets and related liabilities represented a disposal group. The Bevo Transaction closed on February 17, 2026, resulting in the Company no longer controlling Bevo, and Bevo’s financial results presented as discontinued operations. Prior to the Bevo Transaction, Bevo comprised the Company’s Plant Propagation operating segment and constituted a cash generating unit.

ICC

In June 2024, Aurora made a formal decision to exit from its operations in Uruguay, which were operated through its wholly-owned subsidiary, ICC Labs Inc. (“ICC”). During the year ended March 31, 2025, the Company recognized an impairment loss of $11.6 million to measure the assets of ICC at their fair value less costs to sell. ICC previously formed part of the Cannabis operating segment and constituted a cash generating unit.

Assets held for sale are comprised of the following:

	Note	ICC	Land	Equipment	Bevo	Total
		$	$	$	$	$
Balance, March 31 2024		199	—	1,200	—	1,399
Additions		14,089	—	—	—	14,089
Impairment		(11,643)	—	—	—	(11,643)
Foreign exchange		57	—	—	—	57
Liabilities held for sale		(1,281)	—	—	—	(1,281)
Proceeds from disposal		(1,199)	—	(1,200)	—	(2,399)
Balance, March 31, 2025		222	—	—	—	222
Transfer from property, plant and equipment		—	1,548	371	—	1,919
Additions		—	—	—	178,103	178,103
Foreign exchange		(6)	67	—	—	61
Liabilities held for sale	10	—	—	—	(110,089)	(110,089)
Proceeds from disposal		(216)	—	—	(15,730)	(15,946)
Impairment		—	—	—	(25,068)	(25,068)
Non-controlling interest					(27,216)	(27,216)
Balance, March 31, 2026		—	1,615	371	—	1,986

During the year end March 31, 2026, the Company listed for sale land that was acquired as part of its acquisition of MedReleaf Australia in February 2024 and classified it as held for sale. Upon this classification it was measured at its carrying value.

Equipment reclassified to assets held for sale during the year ended March 31, 2026 relates to the Company’s wind down of the consumer channel. Equipment which was determined to be used exclusively in the consumer channel was measured at its fair value less costs to dispose. Upon its reclassification to held for sale an impairment of $0.7 million was recognized in impairment to property, plant and equipment reflected in the consolidated statements of income (loss) and comprehensive income (loss).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

(b)    Discontinued Operations

The following table summarizes the financial results of Bevo and ICC presented as discontinued operations for the respective periods:

	Years ended March 31,
	2026	2025
	$	$
Revenue	56,163	54,729

Cost of sales	67,836	46,960

Loss on changes in fair value of inventory and biological assets sold	11,561	9,822
Unrealized gain on changes in fair value of biological assets	(12,856)	(7,250)
Gross profit (loss)	(10,378)	5,197

Operating expenses
General and administration	5,492	7,303
Sales and marketing	45	110
Depreciation and amortization	4,489	6,162
Share-based compensation	—	81
Total operating expenses	10,026	13,656

Other income (expenses)
Interest and other income	239	1,015
Finance and other costs	(5,896)	(5,718)
Foreign exchange loss (gain)	72	390
Other gains (losses)	558	(418)
Impairment of property, plant, and equipment	—	(11,870)
Impairment of intangible assets and goodwill	(23,367)	—
Total other income (expenses)	(28,394)	(16,601)

Income (loss) before income tax recovery (expense)	(48,798)	(25,060)

Income tax recovery (expense)
Current tax	—	(436)
Deferred tax	(3,479)	37
Income tax recovery (expense)	(3,479)	(399)

Impairment of plant propagation	(25,068)	—
Net loss from discontinued operations	(77,345)	(25,459)

Net loss from discontinued operations attributable to:
Aurora Cannabis Inc.	$(63,141)	$(24,782)
Non-controlling interest	$(14,204)	$(677)

On February 17, 2026, the Company exchanged its 24,627,908 common shares in Bevo for 57,556,000 preferred shares with a par and redemption value of $1.00 per share, disposing of its 50.1% ownership interest in Bevo pursuant to the Bevo Transaction. In addition, the Company received $5.5 million in settlement of the Bevo shareholder loan of $7.6 million, which previously eliminated on consolidation. As holder of the Bevo preferred shares, the Company will, among other things, be entitled to an annual 5% dividend on the par value of the Bevo preferred shares and distributions of 30% of eligible Bevo cash flow (which will increase to 40% following the 15-year anniversary of closing of the Bevo Transaction), which cash flow will first be paid to satisfy any unpaid dividend entitlements on the Bevo preferred shares and then be used to redeem the outstanding Bevo preferred shares, and 30% of proceeds on a Bevo liquidation event, including any sale of Bevo. The Company has retained its entitlement to the earnouts of up to $25.0 million and $15.0 million related to the Sky facility in Edmonton, Alberta and the Sun facility in Medicine Hat, Alberta, respectively, both of which are payable upon Bevo Farms successfully achieving certain financial milestones (Note 21).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

The preferred shares are initially measured at fair value and remeasured at fair value through profit and loss at each reporting period (Note 21). On February 17, 2026, when the Bevo Transaction closed, the fair value of the preferred shares was $10.2 million, representing the consideration received in exchange for all of Bevo’s common shares. As at March 31, 2026, the preferred shares were remeasured with $10.6 million recorded to derivative asset on the consolidated statements of financial position and the change in fair value of $0.3 million was recorded to other gains (losses) on the consolidated statements of profit (loss) and comprehensive profit (loss).

Dividends and other distributions related to the preferred shares are recognized as other income in the consolidated statements of profit (loss) and comprehensive profit (loss) upon declaration by the board of directors of Bevo.

The following summarizes the impairment resulting from the Bevo Transaction on February 17, 2026:

Total

$
Consideration:
Cash	5,500
Preferred shares	10,230
Total consideration	15,730

Net assets disposed	68,014
Less: Non-controlling interest	(27,216)
40,798
Impairment of Plant Propagation	(25,068)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 7    Property, Plant and Equipment

Accounting Policy

Owned Assets

Property, plant and equipment is measured at cost, net of accumulated depreciation and any impairment losses.

Cost includes expenditures that are directly attributable to the asset acquisition. The cost of self-constructed assets includes the cost of materials, direct labour, other costs directly attributable to make the asset available for its intended use, as well as relevant borrowing costs on qualifying assets as further described below. During their construction, property, plant and equipment are classified as construction in progress (“CIP”) and are not subject to depreciation. When the asset is available for use, it is transferred from CIP to the relevant category of property, plant and equipment and depreciation commences.

Where particular parts of an asset are significant, discrete and have distinct useful lives, the Company may allocate the associated costs between the various components, which are then separately depreciated over the estimated useful lives of each respective component. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer software and equipment 3 - 5 years
Production equipment 5 - 10 years
Furniture and fixtures 5 years
Building and improvements 10 - 30 years

Residual values, useful lives and depreciation methods are reviewed annually and changes are accounted for prospectively.

Gains and losses on asset disposals are determined by deducting the carrying value from the sale proceeds and are recognized in profit or loss.

The Company capitalizes borrowing costs on qualifying capital construction projects. Upon the asset becoming available for use, capitalization of borrowing costs ceases and depreciation commences on a straight-line basis over the estimated useful life of the related asset.

Right-of-use leased assets

Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. Depreciation is recognized from the commencement date of the lease.

If the right-of-use asset is subsequently leased to a third party (a “sublease”), the Company will assess the classification of the sublease as to whether it is a finance or operating lease. Subleases that are classified as an operating lease will recognize lease income while a finance lease will recognize a lease receivable and derecognize the carrying value of the right-of-use asset, with the difference recorded in profit or loss.

Impairment of property, plant and equipment

The Company assesses impairment of property, plant and equipment when an impairment indicator arises (e.g. change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of income (loss) and comprehensive income (loss).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

The following summarizes the carrying values of property, plant and equipment for the years ended:

	March 31, 2026			March 31, 2025
	Cost	Accumulated depreciation (1)	Net book value	Cost	Accumulated depreciation (1)	Net book value
	$	$	$	$	$	$
Owned assets
Land	12,052	—	12,052	43,937	—	43,937
Buildings	110,125	(48,885)	61,240	242,939	(111,596)	131,343
Construction in progress	17,464	(514)	16,950	27,153	—	27,153
Computer software & equipment	21,351	(20,351)	1,000	31,963	(30,767)	1,196
Furniture & fixtures	7,024	(5,755)	1,269	7,614	(6,619)	995
Production & other equipment	82,455	(64,672)	17,783	152,406	(116,216)	36,190
Total owned assets	250,471	(140,177)	110,294	506,012	(265,198)	240,814

Right-of-use leased assets
Land	1,990	(1,990)	—	13,494	(1,865)	11,629
Buildings	35,487	(22,295)	13,192	34,801	(19,413)	15,388
Production & other equipment	4,499	(4,297)	202	5,466	(5,190)	276
Total right-of-use lease assets	41,976	(28,582)	13,394	53,761	(26,468)	27,293
Total property, plant and equipment	292,447	(168,759)	123,688	559,773	(291,666)	268,107
(1) Comparative amounts have been re-presented to conform to current year presentation, with impairment no longer shown separately, as such amounts are not material.

The following summarizes the changes in the net book values of property, plant and equipment for the years ended:

	Balance, March 31, 2025	Additions	Disposals	Other (1)	Depreciation	Impairment	Foreign currency translation	Balance, March 31, 2026
	$	$	$	$	$	$	$	$
Owned assets
Land	43,937	—	(30,362)	(1,548)	—	—	25	12,052
Buildings	131,343	993	(62,527)	3,973	(11,455)	(1,065)	(22)	61,240
Construction in progress	27,153	14,490	(12,783)	(10,675)	(228)	(970)	(37)	16,950
Computer software & equipment	1,196	1,068	—	(569)	(701)	—	6	1,000
Furniture & fixtures	995	96	(33)	461	(265)	—	15	1,269
Production & other equipment	36,190	1,564	(17,551)	7,594	(8,831)	(740)	(443)	17,783
Total owned assets	240,814	18,211	(123,256)	(764)	(21,480)	(2,775)	(456)	110,294

Right-of-use leased assets
Land	11,629	—	(10,988)	(461)	(180)	—	—	—
Buildings	15,388	581	—	(65)	(2,880)	—	168	13,192
Production & other equipment	276	146	—	(6)	(220)	—	6	202
Total right-of-use lease assets	27,293	727	(10,988)	(532)	(3,280)	—	174	13,394
Total property, plant and equipment	268,107	18,938	(134,244)	(1,296)	(24,760)	(2,775)	(282)	123,688
(1) Includes reclassification of construction in progress cost when associated projects are complete, transfer to assets held for sale and reclassification between asset classes.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

	Balance, March 31, 2024	Additions	Disposals	Other (1)	Depreciation	Impairment	Foreign currency translation	Balance, March 31, 2025
	$	$	$	$	$	$	$	$
Owned assets
Land	43,914	—	—	—	—	—	23	43,937
Real estate	143,867	1,093	—	(789)	(12,622)	—	(206)	131,343
Construction in progress	25,685	12,929	—	(11,489)	—	—	28	27,153
Computer software & equipment	1,198	619	—	(28)	(593)	—	—	1,196
Furniture & fixtures	1,456	69	(13)	(105)	(439)	—	27	995
Production & other equipment	47,470	960	(323)	(1,406)	(10,495)	(129)	113	36,190
Total owned assets	263,590	15,670	(336)	(13,817)	(24,149)	(129)	(15)	240,814

Right-of-use leased assets
Land	12,289	—	—	(396)	(264)	—	—	11,629
Real estate	18,100	7,406	(562)	(6,475)	(2,773)	(567)	259	15,388
Production & other equipment	345	203	—	(25)	(259)	—	12	276
Total right-of-use lease assets	30,734	7,609	(562)	(6,896)	(3,296)	(567)	271	27,293
Total property, plant and equipment	294,324	23,279	(898)	(20,713)	(27,445)	(696)	256	268,107
(1)Includes reclassification of construction in progress cost when associated projects are complete and transfers to assets held for sale (Note 6).

In relation to the Company’s wind down of the consumer channel, property, plant and equipment that were exclusively used in the consumer channel were classified as held for sale (see Note 6(a)) or impaired. The total impairment of property, plant and equipment recognized in relation to these assets was $2.2 million, which comprises production and other equipment and buildings.

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized to inventory and is expensed to cost of sales upon the sale of goods. During the year ended March 31, 2026, the Company recognized $24.8 million (year ended March 31, 2025 – $18.1 million) of depreciation expense of which $12.4 million (year ended March 31, 2025 – $12.4 million) was reflected in cost of sales.

Note 8     Non-controlling Interest (“NCI”)

Accounting Policy

Non-controlling interests (“NCI”) are initially recognized either at fair value or at the NCI’s proportionate share of the acquiree’s net assets, and subsequently adjusted for the proportionate share of earnings (loss). For each acquisition, the excess of the total consideration, the fair value of previously held equity interests held prior to obtaining control and the NCI in the acquiree, over the fair value of the identifiable net assets acquired, is recorded as goodwill.

The change in non-controlling interest is as follows:

	Note	Total
		$
Balance, March 31, 2024		42,097
Share of loss		(677)
Balance, March 31, 2025		41,420
Change in ownership interests in net assets	6(b)	(27,216)
Share of loss until February 17, 2026		(14,204)
Balance, March 31, 2026		—

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 9    Intangible Assets and Goodwill

Accounting Policy

Intangible assets and Goodwill

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, over the following terms:

Customer relationships Health Canada licenses Other operating licenses Patents ERP software	20 years Earlier of the license expiration date or Useful life of the facility 10 years 10 years 5 years

The estimated useful lives, residual values and amortization methods are reviewed annually and adjusted if appropriate. Intangible assets with an indefinite life or not yet available for use are not subject to amortization.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized as research and development expenses as incurred. Capitalized deferred development costs are internally generated intangible assets.

  Non-financial Assets
At each reporting date, Aurora assesses whether there is an indication that a non-financial asset may be impaired. If such indicator exists, the asset’s recoverable amount is estimated. Goodwill and intangible assets with an indefinite life are tested for impairment annually and when indicators of impairment exist.

For impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the higher of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and then risks specific to the asset or CGU.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

An impairment loss is the amount by which the operating segment or CGU’s carrying amount exceeds its recoverable amount. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU.

There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future.

Financial Assets

Aurora measures loss allowance on its trade receivables using the simplified approach at an amount equal to their lifetime expected credit loss ECL. Impairment provisions are estimated using the ECL impairment model where any expected future credit losses are provided for,

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

The following is a continuity schedule of intangible assets and goodwill:

	March 31, 2026			March 31, 2025
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Definite life intangible assets:
Customer relationships	37,877	(37,877)	—	42,528	(37,629)	4,899
Permits and licenses	44,059	(43,504)	555	54,065	(53,996)	69
Software	24,269	(17,193)	7,076	21,992	(18,198)	3,794
Indefinite life intangible assets:
Brand	7,607	(7,607)	—	7,666	—	7,666
Permits and licenses	23,810	—	23,810	28,735	—	28,735
Total intangible assets	190,963	(159,522)	31,441	208,327	(163,164)	45,163
Goodwill	26,651	—	26,651	43,871	—	43,871
Total	217,614	(159,522)	58,092	252,198	(163,164)	89,034

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, March 31, 2025	Additions	Amortization	Impairment	Foreign currency translation	Balance, March 31, 2026
	$	$	$	$	$	$
Definite life intangible assets:
Customer relationships	4,899	—	(247)	(4,652)	—	—
Permits and licenses	69	562	(72)	—	(4)	555
Software	3,794	3,772	(490)	—	—	7,076
Indefinite life intangible assets:
Brand	7,666	—	—	(7,608)	(58)	—
Permits and licenses	28,735	—	—	(5,578)	653	23,810
Total intangible assets	45,163	4,334	(809)	(17,838)	591	31,441
Goodwill	43,871	—	—	(18,713)	1,493	26,651
Total	89,034	4,334	(809)	(36,551)	2,084	58,092

	Balance, March 31, 2024	Additions	Other	Amortization	Foreign currency translation	Balance, March 31, 2025
	$	$	$	$	$	$
Definite life intangible assets:
Customer relationships	5,090	—	90	(281)	—	4,899
Permits and licenses	45	48	8	(43)	11	69
Patents	189	6	(197)	—	2	—
Software	749	3,406	(90)	(271)	—	3,794
Indefinite life intangible assets:
Brand	7,500	—	—	—	166	7,666
Permits and licenses	27,277	—	59	—	1,399	28,735
Total intangible assets	40,850	3,460	(130)	(595)	1,578	45,163
Goodwill	43,180	354	(390)	—	727	43,871
Total	84,030	3,814	(520)	(595)	2,305	89,034

As at March 31, 2026, there were $144.8 million (March 31, 2025 – $133.4 million) of intangible assets that were fully depreciated, but still in use by the Company.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

CGU and Goodwill Impairments

As at March 31, 2026, the Company has one reportable operating segment, Cannabis. During the year ended March 31, 2025, the Company had two reportable operating segments: (i) Cannabis and (ii) Plant Propagation. Plant Propagation is no longer an operating segment or a CGU with the disposal of Bevo (Note 6). The Cannabis segment comprises the Canadian, Europe, Australian and New Zealand CGUs. Goodwill of $26.7 million (March 31, 2025 – $25.2 million) arising from the acquisition of MedReleaf Australia is allocated to the Cannabis segment. Goodwill of $18.7 million (March 31, 2025 – $18.7 million) relating to the acquisition of Bevo was fully impaired during the year ended March 31, 2026, now classified to discontinued operations.

Australia Cannabis CGU

The Company’s Australian Cannabis CGU represents its operations dedicated to distribution and sale of cannabis products within Australia. During the year ended March 31, 2026, the Australian marketplace experienced increasing competition, prompting an impairment test prior to the annual impairment test. As at September 30, 2025, the carrying value of the Australian Cannabis CGU exceeded the recoverable amount and an impairment to intangible assets of $13.2 million (March 31, 2025 – $nil) was recognized. The deterioration in financial performance within the Australian CGU did not impact the results of the goodwill and indefinite lived intangible asset impairment tested in the Cannabis operating segment. As at March 31, 2026, there were no remaining intangible assets with indefinite useful lives within the Australia Cannabis CGU subject to impairment testing.

Plant Propagation Segment and CGU

The Company’s Plant Propagation CGU was dedicated to the propagation of vegetables and ornamental plants within North America and the single CGU in the Company’s Plant Propagation operating segment. The plant propagation business experienced operational challenges during the first quarter of the fiscal year, which was expected to impact revenue and gross margin for the next two years given growth cycle of certain plants, in addition to a slower ramp up of the orchid business. As at September 30, 2025, the carrying value of the Plant Propagation CGU exceeded the recoverable amount and an impairment to goodwill of $18.7 million (March 31, 2025 – $nil) was recognized. The excess over carrying value of $18.5 million is attributable to the 49.9% non-controlling interest and therefore there were no additional impairments recorded to the Plant Propagation’s intangible assets and property, plant and equipment.

	Indefinite life intangible asset impairment testing	Goodwill impairment testing
	Australia Cannabis CGU	Plant Propagation
September 30, 2025
Terminal value growth rate	2.5%	2.5%
Discount rate	10.0%	10.9%
EBITDA margin	(10.3)% - 1.7%	10% - 21.7%
Fair value less cost to dispose	$1,158	$111,839
Carrying value	$14,374	$149,041
Excess over carrying value	($13,216)	($37,202)

As at January 1, 2026, the Company performed its annual impairment test on the goodwill and indefinite lived intangible assets within the European Cannabis CGU and Cannabis operating segment. The recoverable amounts were determined based on fair value less cost to dispose (“FVLCD”) using Level 3 inputs in a discounted cash flow (“DCF”) analysis.

The assumptions applied in the determination of the recoverable amounts are described below:

i.Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. Estimated cash flows are primarily driven by forecasted revenues, gross margins and earnings before interest, taxes, depreciation and amortization (“EBITDA”) margins. The forecasts are extended to a total of three years (and a terminal period thereafter).
ii.Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.Post-tax discount rate. The post-tax discount rate is reflective of the CGU’s Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and
iv.Tax rate: The tax rates used in determining the future cash flow were those substantively enacted at the respective valuation date.

The key assumptions used in calculating the recoverable amount for the CGU and operating segment tested for impairment as at January 1, 2026 and January 1, 2025:

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

	Indefinite life intangible asset impairment testing	Goodwill impairment testing
	European Cannabis CGU	Cannabis Operating Segment
January 1, 2026
Terminal value growth rate	3.0%	2.5%
Discount rate	12.0%	15.3%
EBITDA margin	0.2% - 6.1%	14% - 23.8%
Fair value less cost to dispose	$61,867	$444,923
Carrying value	$54,275	$334,592
Excess over carrying value	$7,592	$110,331

	Indefinite life intangible asset impairment testing		Goodwill impairment testing
	Australia Cannabis CGU	European Cannabis CGU	Cannabis Operating Segment
January 1, 2025
Terminal value growth rate	3.0%	3.0%	2.5%
Discount rate	10.3%	13.3%	15.3%
EBITDA margin	0.4% - 3.7%	5.2% - 11.4%	17.1% - 24.1%
Fair value less cost to dispose	$23,325	$95,979	$403,767
Carrying value	$14,338	$40,869	$341,777
Excess over carrying value	$8,987	$55,110	$61,990

CGU impairment

European Cannabis CGU

The Company’s European Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Europe. As at March 31, 2026, the recoverable amount was higher than the carrying value and therefore no impairment was required within the European Cannabis CGU. The sensitivity on revenue forecasts as a key assumption indicates a 1% decrease in revenue over the forecasted period would result in an impairment to the European Cannabis CGU indefinite lived intangible assets. A 1% decrease in revenue is a reasonably possible alternative. Similarly, an increase in the discount rate or decrease in EBITDA margin by amounts greater than illustrated in the sensitivity table below, or in combination with other significant inputs and key assumptions, such as revenue, may result in an impairment to the European Cannabis CGU indefinite lived intangible assets and are reasonably possible alternatives.

Significant inputs & key assumptions	Sensitivity	Decrease in fair value
Discount rate	Increase of 0.5%	$4,848
Total revenue	Decrease of 1%	$18,101
EBITDA margin	Decrease of 1%	$3,288

Operating Segment Impairment

Cannabis Operating Segment (Note 16)

The Cannabis Operating segment is primarily comprised of the Canadian Cannabis CGU, European Cannabis CGU, Australia Cannabis CGU and New Zealand Cannabis CGU. As at March 31, 2026, the recoverable amount was higher than the carrying value and therefore no impairment was required within the Cannabis Operating segment (March 31, 2025 – $nil). A sensitivity analysis indicated there were no likely possible alternatives that would result in an impairment to the Cannabis Operating segment’s goodwill.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 10 Loans and Borrowings

Accounting Policy

Loans and Borrowings are initially recognized at fair value, net of transaction costs incurred. Loans are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Loans are derecognized from the consolidated statement of financial position when the obligation specified in the contract is discharged, cancelled, or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as finance costs. Loans are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

On August 25, 2022, through the acquisition of a 50.1% controlling interest in Bevo, the Company acquired the loans under Bevo’s credit facility. The credit facility includes two term loans and a revolving credit facility. In addition, in March 2024, the Company entered into an unsecured Pari Passu Creditor Agreement with Bevo, in which participating shareholders of Bevo initially contributed $5.0 million. The Bevo Transaction resulted in the total loans and borrowings being disposed of (Note 6). On closing of the Bevo Transaction, Aurora transferred the shareholder loans owing by Bevo in exchange for $5.5 million in cash. This intercompany loan was previously eliminated on consolidation.
The changes in the carrying value of the total loans and borrowings are as follows:

	Note	$
Balance, March 31, 2025		61,707
Additions		11,805
Accretion		123
Principal repayments		(3,679)
Disposal	6(a)	(69,956)
Balance, March 31, 2026		—

Balance, March 31, 2024		57,259
Additions		12,173
Accretion		13
Debt issuance costs		(493)
Principal repayments		(7,245)
Balance, March 31, 2025		61,707
Current portion		(21,513)
Long-term portion		40,194
During the year ended March 31, 2026, total interest expense for loans and borrowings of $4.7 million (year ended March 31, 2025 – $4.9 million) was recognized as finance and other costs in the consolidated statements of income (loss) and comprehensive income (loss), presented as discontinued operations (Note 6(b)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 11    Lease Liabilities

Accounting Policy

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease is recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and a finance cost. The finance cost is recognized in “finance and other costs” in the consolidated statements of income (loss) and comprehensive income (loss) over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees; the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

The Company’s lease liability is recognized net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the lessee’s incremental borrowing rate. The period over which the lease payments are discounted is the expected lease term, including renewal and termination options that the Company is reasonably certain to exercise.

Subsequently, if there is a change to the expected lease term within the control of the lessee, the lease liability will be remeasured using the updated term and revised discount rate on a prospective basis.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in general and administration and sales and marketing expense in the consolidated statements of income (loss) and comprehensive income (loss). Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in costs of goods sold, general and administration, or sales and marketing expense, as appropriate given how the underlying leased asset is used, in the consolidated statements of income (loss) and comprehensive income (loss).

If the right-of-use asset is subsequently leased to a third party (a “sublease”), the Company will assess the classification of the sublease as to whether it is a finance or operating lease. Subleases that are classified as an operating lease will recognize lease income, while a financing lease will recognize a lease receivable and derecognize the carrying value of the right-of-use asset, with the difference recorded in profit or loss.

The changes in the carrying value of current and non-current lease liabilities are as follows:

	Note	$
Balance, March 31, 2025		42,876
Lease additions		727
Lease payments		(7,739)
Disposal of lease liabilities	6(a)	(14,180)
Lease reassessments		(377)
Foreign exchange		216
Interest expense		2,336
Balance, March 31, 2026		23,859
Current portion		(5,729)
Long-term portion		18,130

Balance, March 31, 2024		47,532
Lease additions		7,609
Lease payments		(8,129)
Disposal of lease liabilities		(1,281)
Lease reassessments		(6,068)
Foreign exchange		292
Interest expense		2,921
Balance, March 31, 2025		42,876
Current portion		(5,381)
Long-term portion		37,495

For the year ended March 31, 2026, the Company recorded $2.6 million (year ended March 31, 2025 – $2.5 million) related to short-term leases, variable leases, and low-value leases in general and administration expense in the consolidated statements of income (loss) and comprehensive income (loss).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 12    Share Capital

Accounting Policy

Share Purchase Warrants

Warrants issued in foreign currencies are classified as derivative liabilities. Upon exercise, in exchange for a fixed amount of common shares, the expected cash receivable is variable due to changes in foreign exchange rates. The Company measures derivative financial liabilities at fair value through profit or loss at initial recognition and in subsequent reporting periods. Fair value gains or losses are recognized in other gains (losses) on the statement of income (loss) and comprehensive income (loss). The fair value of foreign currency share purchase warrants is determined using the quoted market price on the valuation date, which is a Level 1 input. Transaction costs, which are directly attributable to the offering, are allocated to equity and classified as equity financing transaction costs.

(a)    Authorized

The authorized share capital of the Company is comprised of the following:

i.Unlimited number of common voting shares without par value.

Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of the Company these holders are entitled to receive, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

ii.Unlimited number of Class “A” Shares each with a par value of $1.00.

iii.Unlimited number of Class “B” Shares each with a par value of $5.00.

(b)     Shares Issued and Outstanding

At March 31, 2026, 58,947,593 Common Shares (March 31, 2025 – 56,234,231) were issued and outstanding. As at March 31, 2026, no Class “A” Shares and no Class “B” Shares were issued and outstanding.

(c)     Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, March 31, 2024	7,074,348	44.34
Expired	(10,486)	388.43
Balance, March 31, 2025	7,063,862	46.22
Expired	(7,063,862)	44.18
Balance, March 31, 2026	—	—

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

(d) At-The-Market Equity Program (“ATM Program”).
On February 4, 2026, the Company filed a prospectus supplement establishing a new ATM Program that allows the Company to issue and sell up to U.S.$100 million of Common Shares in the capital of the Company from treasury to the public.

			US$ equivalent
	Year ended March 31,		Year ended March 31,
	2026	2025	2026	2025

Gross proceeds	$10,906	$—	$7,891	$—
Commission	$218	$—	$158	$—
Net proceeds	$10,688	$—	$7,733	$—
Weighted average gross price	$4.89	$—	$3.57	$—
Number of shares issued	2,210,785	$—	2,210,785	—
The Company incurred $1.5 million in transaction costs directly related to the ATM Program, recognized in the consolidated statements of changes in shareholders’ equity. The Company sold 111,538 shares for gross proceeds of $0.7 million prior to March 31, 2026, which was subsequently settled on April 1, 2026. As at March 31, 2026, the obligation to issue shares resulted in a reduction in reserves reflected in the consolidated statements of shareholders’ equity.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 13    Share-Based Compensation

Accounting Policy

Stock Options

Stock options issued to employees are measured at fair value at the grant date and are recognized as an expense over the relevant vesting periods with a corresponding credit to share reserves.

Stock options issued to non-employees are measured at the fair value of goods or services received or the fair value of equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured. The fair value of non-employee stock options is recorded as an expense at the date the goods or services are received with a corresponding credit to share reserves.

Depending on the complexity of the stock option terms, the fair value of options is calculated using either the Black-Scholes option pricing model or the Binomial model. When determining the fair value of stock options, management is required to make certain assumptions and estimates related to expected lives, volatility, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date.

The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Upon the exercise of stock options, proceeds received from stock option holders are recorded as an increase to share capital and the related share reserve is transferred to share capital.

Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

RSUs are equity-settled share-based payments. RSUs are measured at their intrinsic fair value on the date of grant based on the closing price of the Company’s shares on the date prior to the grant and are recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. Under IFRS, the Company’s DSUs are classified as equity-settled share-based payment transactions as they are settled in either cash or common shares at the sole discretion of Aurora and the Company intends to settle these transactions in common shares. As such, the DSUs are measured in the same manner as RSUs.

The amount recognized for services received as consideration for the RSUs and DSUs granted is based on the number of equity instruments that eventually vest. Upon the release of RSUs and DSUs, the related share reserve is transferred to share capital.

Performance Share Units (“PSUs”)

PSUs are equity-settled share-based payments and have both a service and market condition. PSUs are measured at their fair value on the grant date and are recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. The fair value of PSUs is calculated using the Monte Carlo simulation model which factors in the probability of achieving the market-based performance target. When determining the fair value, management is required to make certain assumptions and estimates related to volatility, risk-free rate, equity correlations between Aurora and a peer group of companies, future stock prices, and estimated forfeitures. The amount recognized for services received as consideration for the PSUs granted is based on the number of equity instruments that eventually vest. Upon the release of PSUs, the related share reserve is transferred to share capital.

Cash Settled Share-based Compensation

Share-based compensation subject to cash settlement are classified as a derivative liability. They are initially measured at fair value and recorded as a derivative liability in the consolidated statements of financial position.
Share-based compensation that is in recognition of past service is recorded at the full amount to share-based compensation expense and are remeasured at fair value each reporting period with the difference going through share-based compensation expense. Upon settlement they are remeasured and the derivative liability is extinguished at the remeasured amount.

Share-based compensation that is in recognition of future service is amortized ratably over the future service period. Each reporting period, they are remeasured at fair value with the change in value reflected in the share-based compensation expense.

The Company currently has in place a “rolling maximum” or “evergreen” stock option plan (“Option Plan”), Fixed Restricted Share Unit Plan (“RSU Plan”), Fixed Performance Share Unit Plan (“PSU Plan”), and a Fixed Deferred Share Unit Plan (“DSU Plan”), which is applicable to non- employee directors only. The number of Common Shares issuable under all Share based Compensation Plans cannot exceed 9.5% of the total number of issued and outstanding Common Shares and a rolling limit for all full value award plans of the Company of 5.0%, which includes RSU, PSU and DSU plans. The Board may, from time to time, in its discretion and in accordance with Toronto Stock Exchange requirements, grant to directors, officers, employees and consultants, as applicable, non-transferable stock options, RSUs, PSUs and DSUs in accordance with these plans.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

(a)     Stock Options

The Option Plan provides the right for directors, officers, employees and consultants to purchase shares at a specified price (exercise price) in the future. The stock options have a service requirement of three years, vest 1/3 on the anniversary of the grant date and are amortized on an accelerated basis over that period. Stock options expire after five years.

A summary of stock options outstanding is as follows:

	Stock options	Weighted average exercise price
	#	$
Balance, March 31, 2024	1,186,824	104.90
Granted	749,161	7.60
Exercised	(111,661)	7.60
Expired	(20,284)	13.12
Forfeited	(43,320)	463.14
Balance, March 31, 2025	1,760,720	61.68
Granted	435,819	5.90
Exercised	(77,218)	7.60
Forfeited	(20,252)	7.59
Expired	(106,624)	797.55
Balance, March 31, 2026	1,992,445	12.74

The following table summarizes the stock options that are outstanding as at March 31, 2026:

Exercise Price	Expiry Date	Weighted average remaining life	Options outstanding	Options exercisable
$			#	#
5.90 - 7.91	June 23, 2028 - June 24, 2030	3.23	1,597,125	498,096
16.70 - 48.60	February 28, 2027 - September 23, 2027	1.46	302,867	302,867
82.20 - 112.40	May 18, 2026 - November 30, 2026	0.40	92,453	92,454
			1,992,445	893,417

During the year ended March 31, 2026, stock option expense of $2.3 million (year ended March 31, 2025 – $3.2 million) was recognized in share-based compensation in the consolidated statements of income (loss) and comprehensive income (loss).

Stock options granted during the respective periods presented below were fair valued based on the following weighted average assumptions:

	Years ended March 31,
	2026	2025
Risk-free annual interest rate (1)	2.66%	3.70%
Expected annual dividend yield	—%	—%
Expected stock price volatility (2)	91.41%	81.19%
Expected life of options (years) (3)	3.06	2.97
Forfeiture rate	8.78%	11.20%
Weighted average value	$3.50	$4.12
Weighted average exercise price	$5.90	$7.60
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)Volatility was estimated by using the Company’s historical share price over a commensurate period of the expected life.
(3)The expected life in years represents the period of time that options granted are expected to be outstanding, based on historical actuals.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

(b)     Restricted Share Units (“RSU”)

The RSU Plan was designed to provide certain executive officers and other key employees of the Company and its subsidiaries with the opportunity to acquire RSUs of the Company in order to enable them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the shareholders. Under the terms of the RSU Plan, officers, employees and consultants of the Company may be granted RSUs that are released as Common Shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The RSUs have a service requirement of three years, vest 1/3 on the anniversary of the grant date and are amortized on an accelerated basis over that period and expire after three years.

A summary of the RSUs outstanding are as follows:

RSUs
#
Balance, March 31, 2024	797,689
Issued	378,369
Vested	(364,551)
Expired	(54,168)
Balance, March 31, 2025	757,339
Issued	753,398
Vested	(393,719)
Forfeited	(93,272)
Balance, March 31, 2026	1,023,746

The weighted average fair value of RSUs issued during the year ended March 31, 2026 was $5.90 (year ended March 31, 2025 - $7.59). During the year ended March 31, 2026, RSU expense of $3.7 million (year ended March 31, 2025 – $4.6 million) was recognized in share-based compensation in the consolidated statements of income (loss) and comprehensive income (loss).

(c)     Deferred Share Units (“DSU”)

Under the terms of the Company’s Non-Employee Directors Deferred Share Unit Plan (the “DSU Plan”), non-employee directors of the Company may be granted DSUs. Each non-employee director is entitled to redeem their DSUs for a period of 180 days following their termination date, being the date of their retirement from the Board. The DSUs can be redeemed, at the Company’s sole discretion, for (i) cash; (ii) Common Shares issued from treasury; (iii) Common Shares purchased in the open market; or (iv) any combination of the foregoing. DSUs vest immediately upon grant and have no expiry date.

A summary of the DSUs outstanding are as follows:

DSUs (1)
#
Balance, March 31, 2024	277,206
Issued(1)	160,928
Exercised	(65,532)
Balance, March 31, 2025	372,602
Issued	142,946
Exercised	(192,910)
Balance, March 31, 2026	322,638
(1)Includes DSUs issued under cash settlement plan Note 13(e).

The weighted average fair value of DSUs issued during the year ended March 31, 2026 was $6.10 (year ended March 31, 2025 – $7.32). During the year ended March 31, 2026, DSU expense of $0.5 million (year ended March 31, 2025 – $1.0 million) was recognized in share-based compensation in the consolidated statements of income (loss) and comprehensive income (loss).

(d)     Performance Share Units (“PSUs”)

Under the terms of the Company’s Performance Share Unit Plan (the “PSU Plan”), officers, employees and consultants of the Company may be granted PSUs that are released as Common Shares or are paid in cash to the participant equal to the market price of Common Shares on the entitlement date multiplied by the number of performance share units being settled. In each case upon the three year cliff vesting date the performance shares units are subject to performance conditions multiplied by the achieved performance ratio. If the performance criteria are not met at the time of vesting the PSU will expire. The PSUs are amortized on a straight line basis over the three year period and expire after three years.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

A summary of the PSUs outstanding are as follows:

PSUs(1)
#
Balance, March 31, 2024	700,880
Granted(1)	664,277
Vested	(134,040)
Forfeited	(38,876)
Expired	(27,767)
Balance, March 31, 2025	1,164,474
Granted	803,003
Vested	(12,147)
Forfeited	(190,587)
Expired	(113,734)
Balance, March 31, 2026	1,651,009
(1)Includes PSUs issued under cash settlement plan Note 13(e).

The weighted average fair value of PSUs issued during the year ended March 31, 2026 was $4.76 (year ended March 31, 2025 – $9.63). During the year ended March 31, 2026, total PSU expense of $0.7 million (year ended March 31, 2025 – $4.2 million) was recognized in share-based compensation in the consolidated statements of income (loss) and comprehensive income (loss).

	Years ended March 31,
	2026	2025
Risk-free annual interest rate (1)	2.75%	2.60%
Dividend yield	—%	—%
Expected stock price volatility (2)	76.38%	84.20%
Expected stock price volatility of peer group (2)	93.02%	83.17%
Expected life of options (years) (3)	3.00	3.00
Forfeiture rate	21.86%	14.94%
Equity correlation against peer group (4)	51.10%	44.87%
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.
(2)Volatility was estimated by using the Company’s historical share price over a commensurate period of the expected life.
(3)The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.
(4)The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

(e) Cash Settled DSUs and PSUs

During the year ended March 31, 2026, the Company issued 142,946 DSUs and 803,003 PSUs, which will be settled in cash pursuant to the DSU Plan and PSU Plan, respectively. The DSUs and PSUs issued under these plans are included in the continuities above.

The DSUs subject to cash settlement are classified as a derivative liability in the consolidated statements of financial position and are initially measured at fair value. DSUs are issued in recognition of past service for Directors and are expensed immediately at fair value to share-based compensation expense in the consolidated statements of income (loss) and comprehensive income (loss). The DSUs are remeasured each reporting period with the difference recorded to share-based compensation expense. Upon settlement, the DSUs are remeasured and the derivative liability is extinguished at the remeasured amount. As at March 31, 2026, the related derivative liability was $1.3 million (March 31, 2025 – $2.0 million).

The PSUs subject to cash settlement are classified as a derivative liability in the consolidated statements of financial position. They are initially measured at fair value using a Monte Carlo simulation model, which is classified as level 2 on the fair value hierarchy. The PSUs have a service requirement of three years and are amortized ratably over that period. The PSUs are remeasured at fair value each reporting period with the change in value reflected in share-based compensation expense. As at March 31, 2026, the related derivative liability was $2.3 million (March 31, 2025 – $2.4 million).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 14 Income (Loss) per Share

Accounting Policy

The Company calculates basic earnings (loss) per share by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share (loss) is determined by adjusting profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares, which comprise of RSUs, DSUs, warrants and share options issued, using the treasury share method.

The following is a reconciliation of basic income (loss) per share:

	Years ended March 31,
	2026	2025
	$	$
Net income (loss) from continuing operations attributable to Aurora shareholders	($58,619)	$27,050
Net income (loss) from discontinued operations attributable to Aurora shareholders	($63,141)	($24,782)
Net income (loss) attributable to Aurora shareholders	($121,760)	$2,268

Weighted average number of Common Shares outstanding	56,713,750	54,832,794

Basic income (loss) per share, continuing operations	($1.03)	$0.49
Basic income (loss) per share, discontinued operations	($1.11)	($0.45)
Basic income (loss) per share	($2.14)	$0.04

The following is a reconciliation of diluted income (loss) per share:

	Years ended March 31,
	2026(1)	2025
	$	$
Net income (loss) from continuing operations attributable to Aurora shareholders	($58,619)	$27,050
Net income (loss) from discontinued operations attributable to Aurora shareholders	($63,141)	$(24,782)
Net income (loss) attributable to Aurora shareholders	($121,760)	$2,268

Weighted average number of Common Shares outstanding	56,713,750	54,832,794

Dilutive shares outstanding (1)
RSUs	468,954	414,047
PSUs	90,947	320,164
DSUs	28,555	56,755
	588,456	790,966

Weighted average dilutive Common Shares	57,302,206	55,623,760

Diluted income (loss) per share, continuing operations(1)	($1.03)	$0.49
Diluted income (loss) per share, discontinued operations(1)	($1.11)	($0.45)
Diluted income (loss) per share	($2.14)	$0.04
(1)Diluted earnings per share is not applicable when the impact will decrease loss per share or increase earnings per share.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 15    Revenue

Accounting Policy

The Company generates revenue primarily from the sale of cannabis, cannabis related products, and provision of services. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1. Identify the contract with a customer;
2. Identify the performance obligation(s) in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligation(s) in the contract; and
5. Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customer. Payment for medical sales in Canada is typically made within two weeks after the order is placed and is paid through medical insurance. Payment for wholesale transactions is due within a specified time period as permitted by the underlying agreement and the Company’s credit policy upon the transfer of goods to the customer. All other payment terms are from 30-60 days, primarily from sales in the EU and Australia. The Company generally satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

Service revenues, including patient referral services, are recognized over a period of time as performance obligations are completed. Payment of the transaction price for patient counselling is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized into revenue as or when the Company fulfills its performance obligation.

Effective October 17, 2018, Canada Revenue Agency (“CRA”) began levying an excise tax on the sale of medical and consumer cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an ad valorem duty that is imposed when a cannabis product is delivered to the customer. Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15. Net revenue from sale of goods, as presented on the consolidated statements of income (loss) comprehensive income (loss), represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers, the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

For certain sale of goods in which the Company earns a manufacturing fee, the Company records net revenue as an agent on the basis that the Company does not control pricing or bear inventory or credit risk.

The Company generates revenue from the transfer of goods at a point-in-time. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments and is based on historical experience and management’s expectation of future returns and price adjustments. As of March 31, 2026, the net return liability for the estimated variable consideration was $0.9 million (March 31, 2025 – $1.0 million) and is included in deferred revenue in the consolidated statements of financial position. Refer to Note 16 for revenue by geography.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 16    Segmented Information

Accounting Policy

Operating segments are components of the Company that engage in business activities which generate revenues and incur expenses (including intercompany revenues and expenses related to transactions conducted with other components of the Company). The operations of an operating segment are distinct and the operating results are regularly reviewed by the chief operating decision makers (“CODMs”) for the purposes of resource allocation decisions and assessing its performance. Reportable segments are Operating segments whose revenues or profit/loss or total assets exceed ten percent or more of those of the combined entity.

The Company defines an operating segment on the same basis that it uses to evaluate performance internally and to allocate resources by the CODMs.

As at March 31, 2026, the Company has one reportable operating segment, Cannabis. During the year ended March 31, 2025, the Company had two reportable segments: (i) Cannabis and (ii) Plant Propagation. Plant Propagation is no longer an operating segment or a CGU with the disposal of Bevo (Note 6). The Cannabis operating segment comprises the Canadian, Europe, Australian and New Zealand CGUs.

The Company’s core business is vertically integrated, comprised of cultivation, manufacturing, packaging and distribution of cannabis products, in addition to ancillary support services such as research and development and patient counselling. The Company’s sales channels are defined as Canadian medical (Canadian, European, Australia, New Zealand and rest of world), Canadian consumer and wholesale (bulk). The cultivation and manufacturing facilities that support the revenue channels are interchangeable. As a result, disaggregated financial information reviewed by the CODMs is limited to revenue and cost of sales. Therefore, the Company has determined that there is one reportable operating segment. There is no aggregation of operating segments.

Key measures used by the CODMs to assess performance and make resource allocation decisions include net revenue and gross profit based on standard costing for each revenue channel.

The following tables summarize the Company’s net revenue and non-current assets by geographic location:

Year ended March 31, 2026	Total net revenue
$
Canada	144,069
Australia	39,035
New Zealand	5,649
Europe	131,840
Total net revenue	320,593

Year ended March 31, 2025	Total net revenue
$
Canada	151,901
Australia	51,190
New Zealand	2,471
Europe	83,349
Total net revenue	288,911

During the years ended March 31, 2026 and March 31, 2025, no customer contributed 10 per cent or more to the Company’s net revenue.

	Canada	EU	Australia	Total
	$	$	$	$
Non-current assets other than financial instruments
March 31, 2026	121,500	36,412	27,486	185,398
March 31, 2025	294,204	29,751	40,908	364,863

The New Zealand CGU has no non-current assets.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 17    Income Taxes

Accounting Policy

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes not recognized in other comprehensive income (loss) or equity.

Current tax assets and liabilities

Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period. Current tax assets arise when the amount paid for taxes exceeds the amount due for the current and prior periods.

Deferred tax assets and liabilities

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective periods of realization, provided they are enacted or substantively enacted at the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income (loss) or equity, in which case the related deferred tax is also recognized in other comprehensive income (loss) or equity, respectively.

Significant estimates are required in determining the Company’s provision for income taxes and uncertain tax positions. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, results of tax audits by tax authorities, future levels of research and development spending, changes in estimates related to repatriation of undistributed earnings of foreign subsidiaries, and changes in overall levels of pre-tax earnings. The realization of the Company’s deferred tax assets is primarily dependent on whether the Company is able to generate sufficient capital gains and taxable income prior to expiration of any loss carry forward balance. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment with regard to management’s assessment of the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

The net tax provision differs from that expected by applying the combined federal and provincial tax rates of 27.0% (March 31, 2025 – 27.0%) to income (loss) before income tax for the following items:

	March 31, 2026	March 31, 2025
	$	$
Income (loss) before tax from continuing operations	(56,524)	31,295
Income (loss) before tax from discontinued operations	(73,866)	(25,060)
Income (loss) before tax	(130,390)	6,235
Combined federal and provincial rate	27.0%	27.0%
Expected tax recovery (expense)	35,205	(1,683)
Non-taxable (non-deductible) income (expenses)	(4,826)	(3,071)
Non-taxable (non-deductible) portion of capital items	3,165	3,620
Tax impact on divestitures	2,695	—
Difference in statutory tax rate	(751)	(2,400)
Effect of change in tax rates	(1,404)	1,530
Changes in deferred tax benefits not recognized	(38,821)	1,933
Change in tax legislation and other	(837)	(4,573)
Income tax expense	(5,574)	(4,644)
Effective tax rate	4%	(74)%
Income tax expense from continuing operations	(2,095)	(4,245)
Income tax expense from discontinued operations	(3,479)	(399)
	(5,574)	(4,644)

On May 23, 2023, the International Accounting Standards Board issued International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12, Income Taxes which clarify that IAS 12 applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development, including tax law that implements Qualified Domestic Minimum Top-up Taxes. The Company has adopted these amendments, however, they are not yet applicable for the current reporting year as the Company’s consolidated revenue is below the threshold of €750 million.

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. Movements in deferred tax assets (liabilities) at March 31, 2026 and March 31, 2025 are comprised of the following:

	Balance, March 31, 2025	Discontinued operations	Recovered through (charged to) earnings	Reclass for liability for asset held for sale	Recovered through (charged to) other comprehensive income	Balance, March 31, 2026
	$	$	$	$	$	$
Deferred tax assets
Non-capital losses	28,276	1,075	(7,310)	(1,075)	70	21,036
Capital losses	327	59	—	(59)	—	327
Finance costs	564	18	(564)	(18)	—	—
Leases	5,345	869	(2,944)	(869)	38	2,439
Others	60	—	—	—	—	60
Total deferred tax assets	34,572	2,021	(10,818)	(2,021)	108	23,862

Deferred tax liabilities
Intangible assets	(8,641)	(59)	1,383	59	(157)	(7,415)
Property, plant and equipment	(18,534)	(5,509)	11,061	5,509	50	(7,423)
Inventory	(5,138)	—	(4,244)	—	178	(9,204)
Biological assets	777	—	2,485	—	—	3,262
Others	(714)	68	189	(68)	(99)	(624)
Total deferred tax liabilities	(32,250)	(5,500)	10,874	5,500	(28)	(21,404)

Net deferred tax assets (liabilities)	2,322	(3,479)	56	3,479	80	2,458

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

	Balance, March 31, 2024	Recovered through (charged to) earnings	Recovered through (charged to) other comprehensive income	Recovered through (charged to) equity	Balance, March 31, 2025
	$	$	$	$	$
Deferred tax assets
Non-capital losses	23,740	4,293	243	—	28,276
Capital losses	56	271	—	—	327
Finance costs	64	500	—	—	564
Investment tax credit	—	—	—	—	—
Derivatives	—	—	—	—	—
Leases	6,238	(989)	96	—	5,345
Others	(109)	147	22	—	60
Total deferred tax assets	29,989	4,222	361	—	34,572

Deferred tax liabilities
Convertible debenture	—	—	—	—	—
Investment in associates	—	—	—	—	—
Intangible assets	(7,742)	(497)	(402)	—	(8,641)
Property, plant and equipment	(12,380)	(6,206)	52	—	(18,534)
Inventory	(5,709)	603	(32)	—	(5,138)
Biological assets	(4,863)	5,640	—	—	777
Others	(142)	(610)	38	—	(714)
Total deferred tax liabilities	(30,836)	(1,070)	(344)	—	(32,250)

Net deferred tax liabilities	(847)	3,152	17	—	2,322

Deferred tax assets (liabilities) as presented in the consolidated statements of financial position:

	March 31, 2026	March 31, 2025
	$	$
Deferred tax assets	2,458	4,219
Deferred tax liabilities	—	1,897
Net deferred tax assets (liabilities)	2,458	2,322

Deferred tax assets have not been recognized with respect to the following deductible temporary differences:

	March 31, 2026	March 31, 2025
	$	$
Non-capital losses carried forward	1,096,422	1,293,859
Capital losses	184,022	182,749
Property, plant and equipment	209,086	579,392
Intangible assets	44,740	71,559
Goodwill	23,187	29,021
Marketable securities	23,224	23,224
Investment tax credits	1,611	6,696
Derivatives	5,155	4,393
Capital lease obligations	16,917	21,269
Other	11,919	18,003
	1,616,283	2,230,165

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

The Company has income tax loss carryforwards of approximately $1,170.3 million (March 31, 2025 – $1,376.5 million) which are predominately from Canada and if unused, will expire as follows:

Expiration year
$
2027 - 2031	210,927
2032 - 2036	197,109
2037 - 2041	528,595
2042 - 2046	105,281
Foreign Unlimited	128,346
1,170,258

The Company’s consolidated current tax provision relates to management’s assessment of the amount of tax payable on open tax positions where the liabilities remain to be agreed with the tax authorities in the jurisdictions to which the group operates. Uncertain tax items for which a provision of $5.2 million (year ended March 31, 2025 – $4.6 million) was recorded relate principally to retroactive changes in tax legislation regarding arrangements entered into by the Company. Due to the uncertainty associated with such tax items, there is a possibility that, on conclusion of open tax matters at a future date, the final outcome may differ significantly.

Note 18    Related Party Transactions

Accounting Policy

The Company considers a person or entity as a related party if they are a member of key management personnel including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are under common control or controlled by related parties.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and board of directors. Compensation expense for key management personnel was as follows:

	Years ended March 31,
	2026	2025
	$	$
Short-term employment benefits (1)	9,433	8,820
Long-term employment benefits	38	45
Termination benefits	676	258
Directors’ fees	378	383
Share-based compensation (2)	4,600	8,467
Total management compensation (3)	15,125	17,973
(1)As of March 31, 2026, $2.3 million is payable or accrued for key management compensation (March 31, 2025 – $2.8 million).
(2)Share-based compensation represents the fair value of options granted and vested to key management personnel under the Company’s share-based compensation plans. Board of Directors’ equity and cash settled DSUs are included in share-based compensation.
(3)As of March 31, 2026, there are 8 key management personnel (March 31, 2025 – 10).

In connection with the acquisition of all of the issued and outstanding shares of CannaHealth in September 2022, the Company paid $21.9 million to the minority interest of a consolidated subsidiary. The allocation of the consideration paid was determined to be solely deferred compensation, which is being amortized over a five year period. During the year ended March 31, 2026, the Company recognized amortization expense of $3.8 million (year ended March 31, 2025 – $3.8 million) in the consolidated statements of income (loss) and comprehensive income (loss). Related party transactions are in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 19    Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Years ended March 31,
	2026	2025(1)
	$	$
Accounts receivable	(8,149)	4,178
Biological assets	(58,323)	(54,238)
Inventory	65,762	52,218
Prepaid and other current assets	(763)	(1,800)
Accounts payable and accrued liabilities	(8,044)	7,130
Income taxes payable	(187)	7,872
Deferred revenue	261	(292)
Deferred taxes	(191)	(1,837)
Provisions	420	974
Changes in non-cash working capital	(9,214)	14,205
(1) Comparative information has been adjusted for the discontinued operations see Note 6.

Additional supplementary cash flow information is as follows:

	Years ended March 31,
	2026	2025
	$	$
Property, plant and equipment in accounts payable	1,463	(818)
Right-of-use asset additions	727	6,106
Amortization of prepaids	20,281	11,854
Interest paid	2,355	2,923
Interest received	(2,467)	(6,300)
Income taxes paid	759	928
Included in restricted cash as of March 31, 2026 is $2.6 million (March 31, 2025 – $3.4 million) attributed to collateral held for letters of credit and corporate credit cards, $0.1 million (March 31, 2025 - $0.1 million) attributed to international subsidiaries and $45.1 million (March 31, 2025 – $43.9 million) of funds reserved for the segregated cell program for insurance coverage and not held for the purpose of meeting short term cash commitments.

Note 20    Commitments and Contingencies

(a) Claims and Litigation

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described below, unless otherwise noted. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, or would have a material effect on the consolidated financial statements, other than the claims described below.
On August 10, 2020, a purported class action lawsuit was filed in the Court of the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and allegedly suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. The Plaintiff filed an amended Statement of Claim on March 8, 2024. The Company filed a motion to strike the amendment. The Company’s motion to strike was heard the week of November 18, 2024. On June 25, 2025, the presiding judge released their decision dismissing the motion on all counts. An appeal of the decision was heard on April 7, 2026. On April 23, 2026, the court of appeal dismissed the Company’s appeal. The Plaintiff will now likely reschedule their leave application to which the Company will respond. The Company disputes the allegations and intends to vigorously defend against the claims.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defence on March 24, 2021. Mediation occurred on January 12, 2026 without resolution and this matter is presently proceeding to a trial hearing, which is expected to occur in two or three years. While this matter is ongoing, the Company intends to continue to defend against the claims.
On November 15, 2022, the Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) were named in purported class action proceeding in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. On May 14, 2025, the presiding Justice approved an order certifying the proceeding as a class. The parties mutually agreed to certify a narrower claim. In consenting to this procedural step, Aurora did not admit liability, which will be vigorously defended against in the proceedings. The Company intends to continue to defend against the claim.
In respect of the aforementioned claims, the Company as at March 31, 2026 has recognized total legal provisions of $0.8 million (March 31, 2025 – $0.3 million) in provisions on the consolidated statements of financial position.
In addition to the above, a claim was commenced by a party to a former term sheet on June 15, 2020 with the King's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18 million in damages. This claim was dismissed by the court without liability during fiscal 2026.

(b)Commitments

In the normal course of business, the Company is obligated to make future payments, including contractual obligations and non-cancellable commitments. The Company has various lease commitments related to office space, production equipment, vehicles, facilities and warehouses expiring up to June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

In addition to lease liability commitments disclosed in (Note 11) the Company has capital commitments payable over the next five years (Note 22(b).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 21    Fair Value of Financial Instruments

Accounting Policy

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The three levels of hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 - Inputs for the asset or liability that are not based on observable market data.

The individual fair values attributed to the different components of a financing transaction, notably marketable securities, derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market.

Financial instruments are measured either at fair value through profit or loss (“FVTPL”) or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Short-term investments	Closing market price or net asset value of the investment funds as of the measurement date (Level 2)
Preferred shares	Scenario-based discounted cash flow methodology (Level 3)
Royalty receivable	Monte Carlo simulation (Level 3)
Derivative liabilities	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, lease liabilities, and other long term liabilities	Carrying value discounted at the effective interest rate approximates fair value

The carrying values of the financial instruments as at March 31, 2026 are summarized in the following table:

	Amortized cost	FVTPL	Total
	$	$	$
Financial Assets
Cash and cash equivalents	64,690	—	64,690
Restricted cash	47,791	—	47,791
Short-term investments	—	52,213	52,213
Accounts receivable, excluding sales taxes and lease receivable	42,990	—	42,990
Lease receivable	5,253	—	5,253
Preferred shares	—	10,560	10,560
Royalty receivable	—	1,553	1,553
Financial Liabilities
Accounts payable and accrued liabilities	50,592	—	50,592
Lease liabilities	23,859	—	23,859
Derivative liabilities	—	3,697	3,697
Other long term liabilities	498	—	498

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Note	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at March 31, 2026
Short-term investments		—	52,213	—	52,213
Preferred shares	6(b)	—	—	10,560	10,560
Royalty receivable	6(b)	—	—	1,553	1,553
Other long term liability		498	—	—	498
Derivative liabilities	13(e)	1,387	2,310	—	3,697

As at March 31, 2025
Marketable securities (1)		554	—	—	554
Other long term liability		498	—	47,597	48,095
Derivative liabilities	13(e)	3,111	2,420	—	5,531
(1) Marketable securities have been aggregated with prepaids and other current assets on the statement of financial position in the comparative period

Short term investments are highly liquid, invested in funds composed of high grade fixed rate or floating rate corporate debt securities, with no fixed maturity date. The interest and dividends earned are recorded to interest and other income and changes in fair value are recorded to other gains (loss) in other income (expenses) on the consolidated statements of income (loss) and comprehensive income (loss).
Derivative liabilities include both DSUs classified as level 1 and PSUs classified as level 2. The PSUs are based on the Company performance relative to its peers and uses historical trends to predict future performance as well as potential outcomes.
The preferred shares are initially measured at fair value and remeasured at fair value through profit and loss at each reporting period. The fair value of the preferred shares was determined based on scenario-based discounted cash flow methodology, using level 3 inputs. Significant assumptions and estimates used in the valuation model include Bevo’s projected cash flows until the year 2080, the probability of a liquidation event as defined in the agreement and the discount rate.
The royalty receivable was initially measured at fair value and is remeasured at fair value through profit and loss at each reporting period. The fair value of the royalty receivable was determined based on a Monte Carlo simulation model using level 3 inputs. Significant assumptions and estimates used in the valuation model include the forecasted cash flows as defined in the agreements, for the Bevo Sky and Sun facilities, discount rate and growth rate. As at March 31, 2026, the royalty receivable was $1.6 million recorded on the consolidated statements of financial position and consolidated statements of profit (loss) and comprehensive profit (loss).
As at March 31, 2025, other long term liability includes the put option arising from the acquisition of Bevo. The put option was fair valued at $47.6 million using a Monte Carlo simulation model. The determination relies on forecasted information, of which the significant assumptions used within the model are revenue, cost of sales and operating expenses. As at March 31, 2026, the Bevo put option was derecognized through the disposition of Bevo (Note 6), which was recorded in other long-term liability in the consolidated statements of financial position. The change during the year ended March 31, 2026 of $47.6 million (year ended March 31, 2025 – $2.1 million) is recorded in deficit in the consolidated statements of changes in equity.
There were no changes in the nature, characteristics and risks of financial instruments that would result in a change in classification of financial assets and financial liabilities disclosed above. There were no transfers between fair value measurement hierarchy levels during the year ended March 31, 2026.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 22    Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its cash and cash equivalents, restricted cash, accounts receivable and lease receivables. The risk exposure is limited to their carrying amounts reflected on the consolidated statements of financial position.

The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $45.1 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally minimal for receivables from government bodies, which generally have low default risk. Credit risk for non-government customers is assessed on applying the simplified ECL approach and a case-by-case basis. As of March 31, 2026, $36.2 million (March 31, 2025 – $26.2 million) of accounts receivable, net of allowances, are from non-government wholesale customers.

As at March 31, 2026, the provision for expected credit losses is $2.4 million (March 31, 2025 – $0.8 million). The increase relates to one customer in which credit risk increased significantly since initial recognition. During the year ended March 31, 2026, the Company had a recovery of $0.1 million (year ended March 31, 2025 – impairment of $0.1 million) and recognized an expense of $1.6 million (year ended March 31, 2025 – $0.1 million) in the consolidated statements of income (loss) and comprehensive income (loss).

As at March 31, 2026, two customers made up 10% or more of trade accounts receivable (March 31, 2025 – one customer). Customers are either billed prior to the delivery of goods or after, in which typical payment terms are 30-60 days.

The Company’s aging of trade receivables, net was as follows:

	March 31, 2026	March 31, 2025
	$	$
0 – 60 days	41,335	30,094
61+ days	630	4,924
	41,965	35,018

The Company’s undiscounted contractual cash flows from lease receivables are as follows:

		March 31, 2026
		$
Next 12 months		1,863
Over 1 year to 2 years		1,653
Over 2 years to 3 years		1,185
Over 3 years to 4 years		618
Over 4 years to 5 years		156
Thereafter		397
Total undiscounted lease payments receivable		5,872
Unearned finance income		(619)
Total lease receivable		5,253
Current	Note 3	(1,588)
Long-term		3,665

During the year ended March 31, 2026, the Company earned $0.4 million (March 31, 2025 - $0.4 million) in interest income on subleases. Interest income is recorded in other income (expenses) in the consolidated statements of income (loss) and comprehensive income (loss).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

(b)    Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	March 31, 2026	March 31, 2025
	$	$
Trade payables	9,310	27,620
Accrued liabilities	24,625	23,830
Payroll liabilities	13,623	19,643
Excise and sales tax payable	3,034	2,512
	50,592	73,605

In addition to the commitments outlined in Note 20, the Company has the following undiscounted contractual obligations as at March 31, 2026, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	50,592	50,592	—	—	—
Lease liabilities (1)	27,721	6,948	14,264	5,170	1,339
Capital commitments (2)	2,795	2,795	—	—	—
	81,108	60,335	14,264	5,170	1,339
(1)Includes interest payable until maturity date.
(2)Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, short and long-term loans and borrowings and lease payments. Our medium-term liquidity needs primarily relate to lease payments and our long-term liquidity needs primarily relate to potential strategic plans.

As of March 31, 2026, the Company has access to the following capital resources available to fund operations and obligations:

•$64.7 million cash and cash equivalents and $52.2 million short-term investments.

•The cross-border shelf prospectus filed on February 14, 2025 (the “2025 Shelf Prospectus”), which, together with a corresponding registration statement filed with the SEC, qualifies the issuance of U.S. $250 million of Common Shares, warrants, options, subscription receipts, debt securities and/or units during the 25-month period that it remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2025 Shelf Prospectus.

•On February 4, 2026, the Company filed a prospectus supplement establishing a new ATM program that allows the Company to issue and sell up to U.S. $100 million of Common Shares in the capital of the Company from treasury to the public, from time to time, at the Company's discretion, through "at-the-market distributions" as defined in National Instrument 44-102, through the Nasdaq Capital Market or other marketplace in the United States at the prevailing market price at the time of sale. The Company intends to use proceeds raised under the ATM Program, if any, for strategic and accretive purposes only, including for increased cultivation capacity and potential M&A.

Based on all of the aforementioned factors, the Company believes that its current liquidity position and access to the 2025 Shelf Prospectus and the new ATM Program are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future. In addition, the Company could access restricted cash of approximately $45.1 million relating to its self-insurance policy, if necessary.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

(c) Market risk

Market risk is the risk that changes in the market related factors, such as foreign exchange rates and interest rates, will affect the Company’s (loss) income or the fair value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

(i)     Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, certain of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are, therefore, subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros and Australian dollars. The Company holds cash in Canadian dollars, U.S. dollars, Australian dollars and Euros. Assets and liabilities are translated based on the Company’s foreign currency translation policy.

The Company is primarily exposed to changes in the exchange rates between the Canadian dollar and the functional currencies noted in the following table, which demonstrates the sensitivity to changes in exchange rates, with all other variables held constant, on financial instruments denominated in Canadian dollars at the end of the reporting period.

	March 31, 2026		March 31, 2025
	Net income (loss)	Other comprehensive income, net of tax	Net income (loss)	Other comprehensive income, net of tax
	$	$	$	$
EUR/CAD - 10% increase	1,951	10,072	(6,686)	(2,364)
AUD/CAD - 10% increase	(4,105)	2,476	(9,000)	472
	(2,154)	12,548	(15,686)	(1,892)

(ii)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates.

(iii)     Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s short-term investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of short-term investments held in publicly traded entities are based on quoted market prices which short-term investments can be exchanged for. A decrease of 3% would decrease the carrying value of short term investments by $1.6 million to $50.6 million with a corresponding decrease in other income (expense) on the consolidated statements of profit (loss) and comprehensive income (loss).

Note 23    Capital Management

As at March 31, 2026, the capital structure of the Company consists of $535.7 million (March 31, 2025 – $713.2 million) in shareholders’ equity and debt.

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support ongoing operations and future growth such that the Company can continue to deliver returns to shareholders and benefits for other stakeholders.

From time to time, the Company may adjust its capital structure in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. In addition, the Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended March 31, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

	March 31, 2026	March 31, 2025
	$	$
Total liabilities	89,255	244,075
Less: cash and cash equivalents	64,690	137,921
Less: marketable securities	—	554
Less: short term investments	52,213	—

Net debt (cash)	(27,648)	105,600

Total equity	511,832	608,591
Net debt (cash) to equity ratio	(0.05)	0.17

Note 24    Subsequent Event

On April 15, 2026, the Company acquired Safari Flower Company (“Safari”), through a share purchase acquisition, for total consideration of $26.5 million, subject to customary closing adjustments. The consideration is composed of $15 million in cash and 2,417,180 Common Shares with an approximate fair value of $11.5 million. Included in the total consideration is contingent consideration totalling $2 million upon satisfying certain GMP certifications.